

September 11, 2013

<u>Via E-mail</u>
Peter M. Hoffman
Chief Executive Officer
Seven Arts Entertainment Inc.
8439 Sunset Boulevard, Suite 402
West Hollywood, CA 90069

> **Re: Seven Arts Entertainment Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 28, 2013**
> **File No. 001-34250**

Dear Mr. Hoffman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please include a shareholder advisory vote to approve the compensation of your named executive officers and a shareholder advisory vote as to whether the shareholder vote to approve the named executive officers' compensation should occur every one, two or three years or please tell us why this is not necessary. Refer to Rule 14a-21 of Regulation 14A and Item 24 of Schedule 14A.

Proposal No. 3 – Adoption of Amendment to Amended Articles of Incorporation to Increase
Authorized Capital Stock, page 9

Purpose of Amendment, page 9

2. We note your disclosure that you currently have 250,000,000 authorized shares of capital stock. Please revise to also state whether your current Articles of Incorporation designate the number of preferred and common shares.

3. Please disclose whether you have any current plans, agreements, arrangements, or understandings, either written or oral, for the issuance of additional shares other than the issuance of 72,000,000 shares of common stock to the holders of your convertible securities that "[you] have issued or agreed to issue." In this regard, we note your press release on August 26, 2013 stating that you have commenced negotiations for a corporate combination with a New York investor group, which "would result in substantial additional assets to the company in return for [your] restricted securities." In addition we note that you have filed a registration statement on January 22, 2013 later amended on March 19, 2013 related to the issuance of common stock.

4. Please revise to describe the transaction in which the 72,000,000 shares of common stock are to be issued to the holders of convertible securities that "[you] have issued or agreed to issue" and any other current plans, agreements, arrangement, or understandings for the issuance of additional shares pursuant to Item 11(c) of Schedule 14A.

5. As applicable, please disclose the information required by all relevant items of Schedule 14A as required by Note A to Schedule 14A, including any financial statements and pro forma information required by such items. In this regard, we note your press release on August 26, 2013 stating that you have commenced negotiations for a corporate combination with a New York investor group, which "would result in substantial additional assets to the company in return for [your] restricted securities."

Resolution Adopting the Proposed Amendment, page 10

6. We note your disclosure on page 10 that your amended Article III will state that 499,000 shares are designated as common stock and that 1,000,000 shares are designated as preferred stock. Please provide disclosure regarding the designation of the remaining 498,501,000 shares of capital stock. In this regard, we note that you currently have 101,000,932 shares of common stock outstanding and that you are planning to issue 72,000,000 shares of common stock. If any of the remaining 498,501,000 shares of capital stock are not designated as common stock, please furnish the information required by Item 202 of Regulation S-K pursuant to Item 11 of Schedule 14A.

Peter M. Hoffman
Seven Arts Entertainment Inc.
September 11, 2013
Page 3

Other Matters, page 15

7. We note your disclosure on page 15 that a copy of the predecessor's annual report on Form 20-F will be sent without charge. Please disclose that a copy of your annual report on Form 10-K will be sent without charge as we note that you used Form 10-K for your most recent annual report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown
John Dana Brown
Attorney Advisor

Cc: Via E-mail
       Randolf W. Katz, Esq.
       Baker & Hostetler LLP